# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Orthofix Medical Inc., CIK 0000884624
CUSIP: 68752M108
Title of class of securities: Common stock, $0.10 par value per share
Address of issuer's principal executive offices: 3451 Plano Parkway, Lewisville, Texas (TX), 75056
Date of event which requires filing of this statement: 11/09/2026
Amends the filing with accession number 0001214659-25-000281
Filed by CIK 0001794034
Persons authorized to receive notices and communications: John A. Bartholdson, Juniper Investment Company, LLC, 555 Madison Avenue, 24th Floor, New York, New York (NY), 10022, (212) 339-8500

## Reporting persons
- Juniper Targeted Opportunity Fund, L.P. (CIK 0001524397): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,461,019; shared voting power 0; sole dispositive power 4,461,019; shared dispositive power 0; aggregate amount beneficially owned 4,461,019 (10.9% of the class)
- Juniper HF Investors II, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,461,019; sole dispositive power 0; shared dispositive power 4,461,019; aggregate amount beneficially owned 4,461,019 (10.9% of the class)
- Juniper Targeted Opportunities, L.P. (CIK 0001680619): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 935,901; shared voting power 0; sole dispositive power 935,901; shared dispositive power 0; aggregate amount beneficially owned 935,901 (2.3% of the class)
- Juniper Targeted Opportunity Investors, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 935,901; sole dispositive power 0; shared dispositive power 935,901; aggregate amount beneficially owned 935,901 (2.3% of the class)
- Juniper Multi-Strategy Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 84,926; shared voting power 0; sole dispositive power 84,926; shared dispositive power 0; aggregate amount beneficially owned 84,926 (0.2% of the class)
- Juniper HF Investors, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 84,926; sole dispositive power 0; shared dispositive power 84,926; aggregate amount beneficially owned 84,926 (0.2% of the class)
- Juniper Investment Company, LLC (CIK 0001794034): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,481,846; sole dispositive power 0; shared dispositive power 5,481,846; aggregate amount beneficially owned 5,481,846 (13.4% of the class)
- Alexis P. Michas (CIK 0001044005): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,481,846; sole dispositive power 0; shared dispositive power 5,481,846; aggregate amount beneficially owned 5,481,846 (13.4% of the class)
- John A. Bartholdson (CIK 0001382909): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,481,846; sole dispositive power 0; shared dispositive power 5,481,846; aggregate amount beneficially owned 5,481,846 (13.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.10 par value per share
Name of issuer: Orthofix Medical Inc.
Address of issuer's principal executive offices: 3451 Plano Parkway, Lewisville, Texas (TX), 75056

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by: (i) Juniper Targeted Opportunity Fund, L.P., a Delaware limited partnership ("Juniper Fund"). (ii) Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Fund ("Juniper HF II"). (iii) Juniper Targeted Opportunities, L.P., a Delaware limited partnership ("Juniper Targeted Opportunities"). (iv) Juniper Targeted Opportunity Investors, LLC, a Delaware limited liability company and the general partner of Juniper Targeted Opportunities ("Juniper TO"). (v) Juniper Multi-Strategy Fund, L.P., a Delaware limited partnership ("Juniper Multi-Strategy"). (vi) Juniper HF Investors, LLC, a Delaware limited liability company and the general partner of Juniper Multi-Strategy ("Juniper HF"). (vii) Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Fund, Juniper Targeted Opportunities and Juniper Multi-Strategy ("Juniper Investment Company"). (viii) Alexis P. Michas, as a managing member of each of Juniper HF II, Juniper TO, Juniper HF, and Juniper Investment Company; and (ix) John A. Bartholdson, as a managing member of each of Juniper HF II, Juniper TO, Juniper HF, and Juniper Investment Company.
Residence or business address: 555 Madison Avenue, 24th Floor, New York, New York 10022
Present principal occupation or employment: The principal business of each of Juniper Fund, Juniper Targeted Opportunities and Juniper Multi-Strategy is to invest in the capital stock of various companies. The principal business of Juniper HF II is to serve as the general partner of Juniper Fund. The principal business of Juniper TO is to serve as the general partner of Juniper Targeted Opportunities. The principal business of Juniper HF is to serve as the general partner of Juniper Multi-Strategy. Juniper Investment Company provides investment advisory and management services and acts as the investment manager of Juniper Fund, Juniper Targeted Opportunities and Juniper Multi-Strategy. Each of Messrs. Michas and Bartholdson serves as managing member of Juniper HF II, Juniper TO, Juniper HF, and Juniper Investment Company.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Michas and Bartholdson is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following information:
As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following information.
Between August 14, 2026, and November 11, 2026, Juniper Targeted Opportunity Fund, L.P. purchased 1,039,303 shares at an aggregate purchase price of approximately $8,271,920, which includes brokerage commissions, in the open market.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. (a) The percentages of ownership indicated in this Schedule 13D are calculated based on 40,759,801 Shares reported as outstanding as of November 5, 2026 (the "Record Date"), in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026, as filed with the United States Securities and Exchange Commission on November 9, 2026. As of the date of this Schedule 13D, the Reporting Persons collectively held an aggregate of 5,481,846 Shares, constituting approximately 13.4% of the Issuer's outstanding Shares as of the Record Date. As of the date of this Schedule 13D, each Reporting Person may be deemed to have direct beneficial ownership of the Shares as follows: (i) Juniper Fund beneficially owned 4,461,019 Shares, constituting approximately 10.9% of the Issuer's outstanding Shares as of the Record Date. (ii) Juniper Targeted Opportunities beneficially owned 935,901 Shares, constituting approximately 2.3% of the Issuer's outstanding Shares as of the Record Date. (iii) Juniper Multi-Strategy beneficially owned 84,926 Shares, constituting approximately 0.2% of the Issuer's outstanding Shares as of the Record Date. (iv) Juniper HF II, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 4,461,019 Shares held by Juniper Fund, constituting approximately 10.9% of the Issuer's outstanding Shares as of the Record Date. Juniper HF II disclaims beneficial ownership of such Shares for all other purposes. (v) Juniper TO, as the general partner of Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 935,901 Shares held by Juniper Targeted Opportunities, constituting approximately 2.3% of the Issuer's outstanding Shares as of the Record Date. Juniper TO disclaims beneficial ownership of such Shares for all other purposes. (vi) Juniper HF, as the general partner of Juniper Multi-Strategy, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 84,926 Shares held by Juniper Multi-Strategy, constituting approximately 0.2% of the Issuer's outstanding Shares as of the Record Date. Juniper HF disclaims beneficial ownership of such Shares for all other purposes. (v) Juniper Investment Company, as the investment advisor of Juniper Fund, Juniper Targeted Opportunities and Juniper Multi-Strategy, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) the 5,481,846 Shares collectively and directly held by each of Juniper Fund, Juniper Targeted Opportunities and Juniper Multi-Strategy, constituting approximately 13.4% of the Issuer's outstanding Shares as of the Record Date. Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes. (vi) Each of Messrs. Michas and Bartholdson, as the managing member of Juniper HF II, Juniper TO, Juniper HF, and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 5,481,846 Shares held by Juniper Fund, Juniper Targeted Opportunities, Juniper Multi-Strategy, and Juniper Investment Company, constituting approximately 13.4% of the then outstanding Shares. Each of Messrs. Michas and Bartholdson disclaims beneficial ownership of such Shares for all other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Juniper Fund, Juniper Targeted Opportunities and Juniper Multi-Strategy has the sole power to vote or direct their respective vote of 4,461,019, 935,901 and 84,846 Shares and the sole power to dispose or direct the disposition of such Shares. Juniper HF II, Juniper TO, Juniper HF, Juniper Investment Company and each of Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund, Juniper Targeted Opportunities and Juniper Multi-Strategy, as applicable, the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
Transactions in the class effected during the past sixty days: Set forth on Exhibit A to this Schedule 13D is a list of transactions in the Shares effected by the Reporting Persons since September 18, 2026. These transactions were all effected in the open market through a broker. Except for the foregoing, no other transactions in the Shares were affected by the Reporting Persons during the sixty days prior to the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The response to Item 3 is incorporated herein by reference. Except as described in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.A: Schedule of Transactions

## Signatures
- Juniper Targeted Opportunity Fund, L.P.: /s/ John A. Bartholdson, Managing Member of its General Partner, Juniper HF Investors II, LLC (11/12/2026)
- Juniper HF Investors II, LLC: /s/ John A. Bartholdson, Managing Member (11/12/2026)
- Juniper Targeted Opportunities, L.P.: /s/ John A. Bartholdson, Managing Member of its General Partner, Juniper Targeted Opportunity Investors, LLC (11/12/2026)
- Juniper Targeted Opportunity Investors, LLC: /s/ John A. Bartholdson, Managing Member (11/12/2026)
- Juniper Multi-Strategy Fund, L.P.: /s/ John A. Bartholdson, Managing Member of its General Partner, Juniper Targeted Opportunity Investors, LLC (11/12/2026)
- Juniper HF Investors, LLC: /s/ John A. Bartholdson, Managing Member (11/12/2026)
- Juniper Investment Company, LLC: /s/ John A. Bartholdson, Managing Member (11/12/2026)
- Alexis P. Michas: /s/ Alexis P. Michas, Managing Member (11/12/2026)
- John A. Bartholdson: /s/ John A. Bartholdson, Managing Member (11/12/2026)